

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 15, 2017

<u>Via E-mail</u>
Arie Trabelsi
Chief Executive Officer
SuperCom Ltd.
1 Arie Shenkar Street
Hertzliya Pituach 4672514, Israel

> **Re: SuperCom Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed May 24, 2017**
> **Amendment No. 1 to Form 20-F for the Fiscal Year**
> **Ended December 31, 2016**
> **Filed May 25, 2017**
> **File No. 1-33668**

Dear Mr. Trabelsi:

We have reviewed your November 28, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2017 letter.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues, page 30

1.   We note your response to comment 1 that you reorganized your acquisitions into new segments and that the revenue amounts provided for your segments do not agree to your footnote on page F-29. Please revise future filings to address the following:

   - Provide the disclosures required by ASC 280-10-50-21 including a description of the factors used to identify your reportable segments.

   - Provide comparative segment information for each period for which an income statement is presented as required by ASC 280-10-50-20.

   - Provide the disclosures required by paragraphs 50-34 to 50-36 of ASC 280-10 to the extent you have changed the structure of your internal organization which causes reportable segments to changes.

Item 18. Financial Statements

Note 2: Significant Accounting Policies

k. Revenue Recognition, page F-9

2.   We note from your response to comment 4 that while you have counters that provide the number of documents issued, only after customer approval of the number of documents issued do you calculate and recognize the royalty revenue. Please address the following:

   - Tell us whether your contracts with your e-ID and security business customers require customer approval of the number of documents issued recorded by your counters.

   - Tell us the period of time it usually takes for you to receive that approval and explain to us the reasons for any significant delays you encountered in receiving these approvals in the years ended December 31, 2015 and 2016 and the nine months ended September 2017.

   - Tell us the amount of revenues you reported from the e-ID and security business in each of the years ended December 31, 2015 and 2016 and in the nine months ended September 2017.

<u>Note 5: Acquisition, page F-15</u>

3.   We note your response to comment 6 regarding the contingent consideration recorded for the acquisition of Alvarion. In future filings please revise this note to also disclose the quantitative information about the significant unobservable inputs underlying the level 3 fair value measurement required by ASC 820-10-50-2(bbb) and to provide the reconciliation disclosures about fair value required by ASC 820-10-50-2(c).

        You may contact David Burton at (202) 551-3626 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

                                Sincerely,

                                /s/ Kevin J. Kuhar

                                Kevin J. Kuhar
                                Accounting Branch Chief
                                Office of Electronics and Machinery